BioPharmX Corporation

1098 Hamilton Court

Menlo Park, CA 94025

VIA EDGAR

June 12, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Ingram, Legal Branch Chief Sherry Haywood, Staff Attorney

Re:	BioPharmX Corporation Registration Statement on Form S-1 File No. 333-203317

Dear Mr. Ingram:

Reference is made to the letter of BioPharmX Corporation, filed as correspondence via EDGAR on June 8, 2015, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, June 10, 2015, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

BioPharmX Corporation

By:	/s/ James R. Pekarsky
James R. Pekarsky
Chief Executive Officer